SECURITIES AND EXCHANGE COMMISSIONS

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated February 5, 2003, regarding third quarter and nine month results to 31 December 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	February 5, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

SCOTTISH POWER plc

THIRD QUARTER AND NINE MONTH RESULTS to 31 December 2002

•	3rd Quarter earnings per share from continuing operations of 10.02 pence, up 8%
•	Earnings per share for the nine months of 23.58 pence, an increase of 67% year-on-year
•	Dividends per share for the nine months of 21.531 pence, up 5%

Third Quarter 01/02 Total	Third Quarter 01/02 Continuing Operations	Third Quarter 02/03 Total		Nine Months 01/02 Total	Nine Months 02/03 Total
1,486.9	1,308.4	1,372.0	Turnover (£ million)	4,776.8	3,819.0
334.5	292.9	317.1	Operating profit (£ million)	581.5	768.0
239.7	207.7	251.8	Profit before tax (£ million)	299.5	588.4
—	—	—	Exceptional item (£ million)	(120.1)	—
10.56	9.31	10.02	Earnings per share (pence)	14.11	23.58
6.835	6.835	7.177	Dividends per share (pence)	20.505	21.531

All figures in this statement are before the impact of goodwill amortisation and the prior year exceptional item unless otherwise stated. “Nine months” relates to the nine months to 31 December 2002, and “quarter” relates to the three months to 31 December 2002, unless otherwise stated. Continuing operations are our ongoing business activities. Discontinued operations represent Southern Water, Thus and Appliance Retailing.

ScottishPower Chief Executive, Ian Russell, said:

“I am pleased to report a further quarter of improved results with third quarter earnings per share from continuing operations of 10.02 pence up by 8% over the same period last year. These results reflect our continuing focus on our existing businesses and our commitment to cost efficiency, with some £20 million of cost savings delivered in the quarter.”

FINANCIAL OVERVIEW

Turnover

Group turnover from continuing operations for the third quarter increased by £64 million compared to the same period last year, due to improved sales from UK Division, Infrastructure Division and PPM. For the nine months to 31 December 2002 turnover was £3,819 million, a decrease of £958 million compared to the nine months to 31 December 2001 of which £338 million related to continuing operations. In PacifiCorp, turnover for the nine months decreased by £502 million due to lower wholesale prices in the western US and the translation impact of the weaker US dollar, offset in part by higher wholesale volumes and regulatory rate increases. Turnover in the Infrastructure Division was £54 million higher mainly due to increased regulated income from higher sales to third party electricity suppliers. In the UK Division, turnover fell by £32 million primarily as a result of the low level of wholesale electricity prices, partly offset by higher retail gas sales. PPM’s turnover increased by £142 million mainly from higher sales under its long-term contracts. Discontinued operations turnover reduced by £179 million in the quarter and by £620 million to £27 million for the nine months compared to the equivalent periods last year.

Operating Profit

Group operating profit from continuing operations for the third quarter increased by £24 million compared to the equivalent period last year. Operating profit was higher by £24 million in the UK Division, by £4 million in the Infrastructure Division and by £12 million in PPM. PacifiCorp’s profit for the quarter was lower by £16 million, mainly due to gains on asset disposals included last year. However, despite the mild, dry weather and the slow recovery from recession in the US, PacifiCorp’s underlying profit continued to improve and PacifiCorp remains on track to achieve its profit targets for the year.

Group operating profit for the nine month period to 31 December 2002 was higher by £187 million at £768 million, as operating profit from continuing operations increased by £278 million to £754 million, with all businesses delivering improved results. PacifiCorp contributed operating profit of £440 million for the nine month period, an increase of £234 million on the nine months in the prior year. The Infrastructure Division’s operating profit of £266 million for the nine months represented an increase of £11 million mainly due to higher regulated revenues. The UK Division’s results improved by £4 million to £28 million and included the benefit for the period from settlement of the Nuclear Energy Agreement (NEA), which substantially offset the impact of low wholesale prices. PPM reported operating profit of £21 million for the nine months compared to a loss of £8 million for the same period in the previous year. Operating profit from discontinued operations fell by £42 million in the quarter and by £91 million to £14 million for the nine months, compared to the equivalent periods last year.

Interest

The net interest charge in the quarter was £72 million and for the nine months £183 million, which is £99 million lower than the charge for the equivalent nine month period in the previous year. This was attributable to substantially lower net debt following the sale of Southern Water, together with lower US interest rates and favourable exchange benefits from the weaker US dollar. The lower interest charge also includes a benefit of £39 million associated with our dollar hedging strategy. Interest cover improved from 2.1 times for the nine months to 31 December 2001 to 4.2 times for the nine months to 31 December 2002.

Profit before Tax, Taxation and Earnings per Share

Group profit before tax for the nine months increased by £289 million to £588 million whilst profit before tax from continuing operations improved by £352 million to £577 million. The tax charge of £150 million represents an effective rate of tax of 25%, increased from the prior year rate of 21.5% on profits before goodwill amortisation and the exceptional item, reflecting a higher proportion of group profits being derived from our US operations. Group earnings per share from continuing operations were 23.17 pence for the nine months, an increase of 12.63 pence. For the quarter, group earnings per share from continuing operations were 10.02 pence, up 0.71 pence compared to the equivalent period last year, an increase of 8%.

Cash Flow, Capital Expenditure and Net Debt

Operating cash flow for the nine month period was £929 million, an increase of £329 million, mainly as a result of the improved operational performance in PacifiCorp. Net capital expenditure in the nine months was £525 million, a decrease of £323 million, of which £77 million related to continuing operations and £246 million related to discontinued operations. Net cash inflows from acquisitions and disposals of £1,805 million represented proceeds from the sale of Southern Water partially offset by PPM’s acquisition, in December 2002, of the Katy Gas storage facility from Aquila, Inc., which is expected to be accretive to earnings in its first full year. As a result, net debt at 31 December 2002 was £4,333 million, £1,876 million lower than at 31 March 2002, with the benefit of a weaker dollar also reducing the sterling value of dollar debt. Gearing (net debt/shareholders’ funds) decreased to 94%, from 131% at 31 March 2002.

Dividend

The third quarter dividend of 7.177 pence per share, payable on 14 March 2003, takes the nine months’ dividends to 21.531 pence, consistent with our stated aim of a 5% annual increase in dividends to March 2003. The ADS dividend is $0.4708 which has been determined by the directors with reference to the sterling / dollar exchange rate ruling in London on 4 February 2003, the last business day preceding the announcement.

As stated at the time of announcing the disposal of Southern Water, with effect from the year ending March 2004, ScottishPower intends to target dividend cover, based on earnings before goodwill amortisation and exceptional items, in the range 1.5 – 2.0 times and ideally towards the middle of that range. ScottishPower will aim to grow dividends broadly in line with earnings thereafter.

PACIFICORP

PacifiCorp is our regulated US business, with a portfolio of over 8,000 MW of power from coal, gas, renewable and hydro resources, 15,000 miles of transmission lines and a distribution system serving 1.5 million customers in six states. PacifiCorp is a leading regional integrated utility and is a key player in Western energy markets. The strategic priorities of PacifiCorp are to:

•	Achieve ROE target / $1 billion EBIT by 2004/05 through:

- General rate cases

- Transition Plan

•	Manage risk and reward balance
•	Deliver excellent customer service

Operating profit for PacifiCorp for the nine month period increased by £234 million to £440 million, as a result of regulatory rate increases and recoveries of excess power costs,

significantly lower net power costs and continued progress in the delivery of Transition Plan benefits. Partly offsetting these upsides were lower transmission revenues from reduced use of the transmission system by third parties and additional costs, including insurance and risk mitigation initiatives. PacifiCorp’s overall results for the quarter were lower by £16 million, mainly due to gains on asset disposals included last year. However, despite the mild, dry weather and the slow recovery from recession in the US, PacifiCorp’s underlying profit continued to improve and PacifiCorp remains on track to achieve its profit targets for the year.

Net capital expenditure for the nine months was £271 million, an increase of £16 million compared to the equivalent period last year.

•	Achieve ROE target / $1 billion EBIT by 2004/05

As one of the key drivers to achieving $1 billion of EBIT, PacifiCorp continues to seek recovery of costs prudently incurred on behalf of customers. General rate increases of approximately $151 million per year have been awarded to PacifiCorp since 31 March 2001. PacifiCorp has also been authorised to recover more than $309 million of net excess power costs plus on-going carrying charges.

In Wyoming a request is pending for $91 million including net excess power costs, Hunter replacement costs and on-going carrying charges, as is a further request for $18 million in Washington state.

The Wyoming general rate case request was recently adjusted by PacifiCorp to $20 million from $31 million, representing a total request of $111 million including net excess power costs. Hearings on the proposed Wyoming rate request were conducted around the state in January 2003, with resolution expected in the spring of 2003.

PacifiCorp’s $16 million general rate case request in California is proceeding, with resolution expected in the calendar year 2003. In June 2002, the California Public Utility Commission awarded $4.7 million in interim rate relief, which is subject to refund pending the outcome of the general rate case.

In January 2003, the Oregon Public Utilities Commission confirmed that PacifiCorp could continue to recover deferred costs at a rate of 6% of revenues per year, equivalent to $45 million per annum.

PacifiCorp is preparing potential filings to be made in several states during the calendar year 2003. The timing and amounts of such filings are currently under review.

The Transition Plan cumulative benefits are on track with a total of $192 million achieved by December 2002. A further $28 million was realised during the quarter, resulting from call centre efficiencies, continuing procurement cost savings, royalties from the sale of a synthetic fuel operation last year and other process changes. In delivering these benefits, investments are being made to enhance both customer service and network reliability.

•	Manage risk and reward balance

During 2002, the wholesale electric market in the western US returned to historic average spot pricing levels of between $30 and $50 per MWh. Our flexible portfolio of resources and hedges has allowed us to successfully manage uncertainty related to weather and other factors. Although rainfall in the Northwest region was below normal during October, November and for the first half of December 2002, it increased to a more normal rate by mid-December and we also benefited from our hydro hedges. In addition, we are evaluating additional temperature hedges that provide further mitigation for abnormally warm or cool weather conditions.

In the longer term, there are substantial opportunities for PacifiCorp to invest to meet the growth in energy requirements and to add to its rate base. In January 2003 PacifiCorp published an Integrated Resource Plan which indicates that, over the next 10 years, 4,000 MW of new resources are required to meet load growth and load shape, for plant retirement, and as contracts expire. Specific “build or buy” decisions will be made dependent on permitting, siting, emissions, cost recovery and economic conditions. Investment opportunities in generation and network infrastructure will provide value to our customers through better service and reliability and to our shareholders through the returns on the increased rate base.

•	Deliver excellent customer service

PacifiCorp continues to improve customer service for its 1.5 million customers in six western states. Over the past three months, PacifiCorp has linked its customer telephone answering system with its outage management system to allow customers to register individual outages and get personal real-time updates on outages. Other customer service initiatives underway include improving the new customer connections process and preparation of material specifically to address high bill enquiries.

To help improve customer service in high load-growth areas such as in Utah, PacifiCorp is investing in projects to help meet forecasts for high growth and demand, particularly in the Wasatch Front near Salt Lake City. Various investments totaling more than $200 million in this region are underway to provide stable power supply and capacity for further natural growth, heat demand and emergency capacity. These investments will provide value to our customers through improved reliability and to our shareholders by growing our rate base and earnings.

INFRASTRUCTURE DIVISION

The Infrastructure Division, our regulated UK wires business, is the UK’s third largest distribution company and comprises the distribution and transmission networks in our Scottish service area, and the distribution network in Manweb, some 115,000 circuit km in total. The strategic priorities of the Infrastructure Division are to:

•	Be at or near the regulatory efficiency frontier

- outperform operating cost targets

- achieve better than planned output from capex

•	Achieve high standards of customer service
•	Invest consistently to add value

Infrastructure Division’s operating profit increased by £11 million to £266 million for the nine month period, and by £4 million to £95 million for the third quarter, compared to the equivalent periods in the previous year. These increases in operating profit were attributable to higher regulated income and operating cost reductions, partly offset by increases in depreciation, property and insurance costs.

Infrastructure Division invested net capital expenditure of £160 million for the nine months, an increase of £52 million compared to the equivalent period last year due to increased investment in network refurbishment, lower capital contributions and timing of spend.

•	Be at or near the regulatory efficiency frontier

- outperform operating cost targets

- achieve better than planned output from capex

We remain on track to achieve our target of £33 million of operating cost savings by 2003/04, and expect to be at or near the regulatory efficiency frontier for the next price review period beginning April 2005. Operating cost reductions of £2 million were delivered in the quarter, bringing cost savings achieved for the nine months to £6 million.

In 2002 Ofgem conducted an asset risk management audit of all the Distribution Network Operators in the UK to establish the position regarding the long-term stewardship of infrastructure assets. Infrastructure Division was identified in the top group of performers, demonstrating our ability to effectively manage asset risks given the resources at our disposal. The quality of these skills will become increasingly important as Ofgem seeks to promote the visibility of asset risk management and includes it as a core competency in the price review process. ScottishPower believes the price review should encourage infrastructure investments and reward good customer service.

•	Achieve high standards of customer service

Our systems and processes were tested and proved satisfactory during a gale-force storm in the Mersey and North Wales area on 27 October 2002. A government commissioned report examining the response of the UK’s electricity companies concluded that ScottishPower “demonstrated strength in depth in coping with an emergency on this scale”.

The report specifically recognised our performance in emergency preparation, telephone response, the management of repairs, and regular and realistic feedback to customers on estimated times of reconnection. We implemented our overall plans effectively during the emergency and triggered contingency plans which enabled the restoration effort to continue without significant disruption.

•	Invest consistently to add value

Capital expenditure to date contributes to maintaining the value of our asset base and we are on schedule to invest the full amount allowed for this year in our current regulatory settlement by the financial year-end. Current major projects include the Berwick & Borders Investment Programme, which remains on track for completion by March 2004.

The Government’s target of 10% of UK electricity demand to be supplied from renewables by 2010 is an opportunity for Infrastructure Division to invest in network connection / capacity. Our transmission business has participated in a recent network study which explored the existing Scottish and Northern England networks’ potential to support increased volumes of new renewable generation. We expect to be well positioned in our Scottish and Manweb areas and to take advantage of any increased investment opportunities emerging as a result.

UK DIVISION

The UK Division is our competitive, integrated generation and supply business. The Division manages activities across the energy value chain, maximising value from a diverse energy portfolio of some 5,000 MW of coal, gas, hydro and wind powered plants through to our national customer base of over 3.6 million customers, via an integrated activity that acts to balance and hedge energy needs. The strategic priorities of the UK Division are to:

•	Enhance margins through our integrated operations
•	Grow customer numbers and improve customer service
•	Make selective investments using proven knowledge and skills

The UK Division reported operating profit for the nine months of £28 million, an improvement of £4 million compared to the same period in the previous year. In the nine months to 31 December 2002, retail home and out of area electricity profits have improved on the previous nine months, which, together with the benefit of the NEA settlement with British Energy (BE), has offset the adverse impact of lower electricity wholesale prices. The full year NEA benefit is estimated at £25 million. For the third quarter, UK Division’s operating profit increased by £24 million to £47 million substantially due to the settlement of the NEA and improved gas profits.

Net capital expenditure for the nine months was £58 million, £12 million lower than the equivalent period last year.

•	Enhance margins through our integrated operations

Following regulatory approval of the renegotiated NEA in November 2002, we have accounted in the third quarter for the benefit of lower electricity purchase costs in the first nine months of the year. Although we are still paying a premium over wholesale prices, the new market-related agreement for our purchases from BE has relieved a major cost burden on the UK Division.

Margins in the quarter also benefited from higher volumes, higher utilisation of our own plant during the outage at BE’s Torness power station and from purchases on the wholesale markets. Our prudent approach to risk management has ensured that we have suffered no material financial exposure to either BE or TXU Europe and we continue to achieve good results in the balancing market.

The draft bill to introduce Great Britain-wide electricity transmission and trading arrangements (BETTA) was published last week, although implementation is now delayed by up to a year. We concur with the Department of Trade & Industry’s (DTI) assessment, published the same day, that suggested the impact on end-user prices would be very modest. We welcome the DTI’s separate consultation on transmission losses in a Great Britain market, given the higher costs these could impose on all types of generation in Scotland, particularly renewables.

•	Grow customer numbers and improve customer service

Our customer base is now 3.6 million, up from 3.5 million at the beginning of the financial year. Net growth in customer numbers continues with gains of around 20,000 per month, with an overall reduction in customer losses and churn compared to last year. Alongside our established doorstep and telesales activity, we have seen strong growth from our partnership with Sainsbury’s and from e-commerce channels. Around 10% of recent sales gains have been from our NESTMakers activities, targeted at helping those lower income households at risk from fuel poverty.

Our business transformation programme, which is underpinned by 6 Sigma methodology, is aimed at driving improvements in sales, billing, registration and debt processes, and continues to deliver significant savings to the business. Our success with the 6 Sigma methodology is attracting attention from other service-related businesses and we are now receiving requests for benchmarking visits from other major international companies.

•	Make selective investments using proven knowledge and skills

Progress on wind developments remains good. Both Whitelee (240 MW) and Blacklaw (134 MW) windfarms have been recommended for approval to the Scottish Executive by the relevant local authorities and we now have in excess of 470 MW of wind generating capacity awaiting planning consent. These new developments, together with existing ScottishPower renewable generation represent significant progress towards achievement of the Government target of 10% of electricity supply from renewable sources by 2010.

During the third quarter we applied for planning consent for a 29 MW windfarm at Inverliever in Argyll and commissioned the capacity upgrade at our Hatfield Moors gas storage facility. The public inquiry into our proposed 60 million therm gas storage facility at Byley in Cheshire was completed in December 2002. The decision on our appeal against refusal of planning consent is awaited but we believe that we successfully presented evidence on a number of areas including the national need for this type of development.

PPM

To express better its capabilities in both natural gas storage and power, PacifiCorp Power Marketing, Inc. announced on 15 January 2003 that it changed its name to PPM Energy, Inc. (PPM). PPM is ScottishPower’s competitive US energy company, focused on providing environmentally responsible energy products to wholesale customers. Its principal assets are thermal and renewable generation resources and gas storage assets primarily serving western US and Canadian markets. The strategic priorities of PPM are to:

•	Grow its renewable/thermal energy portfolio and gas storage/hub services
•	Optimise returns through integration of assets and commercial activities

PPM’s operating profit for the nine months was £21 million, compared to a loss of £8 million in the nine months to 31 December 2001, and £10 million in the quarter compared to a loss of £2 million in the three months to 31 December 2001. These increases in operating profit were mainly due to the contribution from long-term sales contracts and gas storage activities, partly offset by higher depreciation charges and other operating costs to support business growth.

Net capital spend for the nine months was £21 million, a decrease of £133 million on the equivalent period last year.

•	Grow its renewable/thermal energy portfolio and gas storage/hub services

In November 2002 PPM announced the planned development of a further 50 MW of new wind power in the Midwestern US. The $55 million Moraine Wind Power Project in southwest Minnesota is expected to commence commercial operation in the autumn of 2003. PPM will supply wind-generated electricity to the regional utility Northern States Power through a long-term contract.

In addition, in October 2002 PPM announced an agreement to purchase from FPL Energy, a Florida Power and Light subsidiary, the entire output of the proposed High Winds windfarm in northern California. The windfarm capacity is expected to be approximately 150 MW when completed. PPM has sold forward a portion of the output and is actively marketing the remaining balance from High Winds to wholesale customers in California, a state that, in the autumn of 2002, adopted a progressive renewable portfolio standard.

Under this standard, utilities must supply 20% of their energy portfolio from renewable sources by 2017. High Winds is expected to begin operation in the summer of 2003.

In January 2003, PPM announced the purchase of the operational 24 MW Klondike windfarm in eastern Oregon. The Klondike windfarm is expected to be earnings enhancing in the first 12 months of operation. The entire output has been sold to the Bonneville Power Administration (BPA) under a 20-year contract at prices consistent with PPM’s existing Stateline contract with BPA. In addition, the Stateline windfarm, operated by FPL Energy, was recently increased to 300 MW capacity from 263 MW capacity, making it the largest single operating windfarm in the world. PPM markets all of the Stateline output under long-term agreements.

As part of PPM’s energy strategy, we completed the acquisition in December 2002 of the business and assets of Aquila, Inc.’s Katy gas storage facility, two development opportunities and two inactive storage facilities, all in Texas, at a purchase price of approximately $160 million in an all cash transaction. The acquisition was announced in August 2002 and is expected to be accretive to earnings in its first full year.

•	Optimise returns through integration of assets and commercial activities

PPM is highly focused on extracting maximum value from its portfolio of operating assets and contracts by integration of plant operations, contract dispatch and energy management. PPM has integrated and optimised activities, which has added some $4 million of operating profit over the past nine months by taking advantage of our flexible assets, contracts and market conditions.

CONCLUSION

Our third quarter results today show good progress against the strategic priorities for each of our four businesses. The outlook for the full year remains in line with our expectations.

INVESTOR CALENDAR

12 February 2003	Shares go ex-dividend for the 3rd quarter
14 February 2003	Last date for registering transfers to receive the 3rd quarter dividend
14 March 2003	3rd quarter dividend payable
7 May 2003	Full year results
16 June 2003	4th quarter dividend payable

SAFE HARBOR

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, statements in: “Financial Overview” relating to earnings accretion as a result of the acquisition of the Katy Gas storage facility and ScottishPower’s target dividend cover; “PacifiCorp” relating to its ROE target and $1 billion EBIT by 2004/05, achieving profit targets, investments to enhance customer service and network reliability, its Integrated Resource Plan and investments in generation and network infrastructure; “Infrastructure Division” relating to achieving target £33 million operating cost savings by 2003/04, ScottishPower’s goal to be at or near the regulatory efficiency frontier, capital expenditure goals, high standards of customer service and value adding investments; “UK Division” relating to the full year NEA benefit, continued good results in the balancing market, achievement of the government target of 10% of electricity supply from renewable sources by 2010, ScottishPower’s appeal against refusal of planning consent, the benefits of integrated operations and growing customer numbers and better customer service; “PPM” relating to growing ScottishPower’s renewable/thermal energy portfolio and gas storage/hub services, PPM’s agreement to purchase the entire output of the proposed High Winds windfarm and expectations to begin its operations in the summer of 2003, and expectations of earnings enhancement due to the Klondike windfarm and the Katy gas storage facility. Additional information regarding issues that could lead to material changes in performance is contained in the section entitled “Cautionary statement for purposes of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995” on page 55 of the Company’s Annual Report & Accounts on Form 20-F for 2001/02 filed with the Securities and Exchange Commission.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group’s actual future:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the success of reorganizational and cost-saving efforts;

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	+44 (0)141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 (0)141 636 4515

Group Profit and Loss Account

for the three months ended 31 December 2002

		Three months ended 31 December
	Notes	Continuing operations and Total 2002		Continuing operations 2001		Discontinued operations 2001		Total 2001
		£m		£m		£m		£m
Turnover: group and share of joint ventures and associates		1,379.7		1,317.3		178.5		1,495.8
Less: share of turnover in joint ventures		(7.5)		(8.7)		—		(8.7)
Less: share of turnover in associates		(0.2)		(0.2)		—		(0.2)

Group turnover	2	1,372.0		1,308.4		178.5		1,486.9
Cost of sales		(825.5)		(838.5)		(107.2)		(945.7)

Gross profit		546.5		469.9		71.3		541.2
Transmission and distribution costs		(154.5)		(125.6)		(8.4)		(134.0)
Administrative expenses (including goodwill amortisation)		(114.2)		(108.0)		(23.6)		(131.6)
Other operating income		5.3		20.2		1.2		21.4
Utilisation of Appliance Retailing disposal provision		—		—		0.5		0.5

Operating profit before goodwill amortisation		317.1		292.9		41.6		334.5
Goodwill amortisation		(34.0)		(36.4)		(0.6)		(37.0)

Operating profit	2	283.1		256.5		41.0		297.5
Share of operating profit in joint ventures		6.6		1.0		—		1.0
Share of operating profit in associates		0.2		—		—		—

		289.9		257.5		41.0		298.5

Loss on disposal of and withdrawal from Appliance Retailing		—		—		(120.1)		(120.1)
Less disposal provision previously recognised		—		—		120.1		120.1

		—		—		—		—

Profit on ordinary activities before interest		289.9		257.5		41.0		298.5
Net interest and similar charges
—Group		(70.5)		(84.6)		(9.6)		(94.2)
—Joint ventures		(1.6)		(1.6)		—		(1.6)

		(72.1)		(86.2)		(9.6)		(95.8)

Profit on ordinary activities before goodwill amortisation and taxation		251.8		207.7		32.0		239.7
Goodwill amortisation		(34.0)		(36.4)		(0.6)		(37.0)

Profit on ordinary activities before taxation		217.8		171.3		31.4		202.7
Taxation	4	(65.5)		(35.1)		(16.5)		(51.6)

Profit after taxation		152.3		136.2		14.9		151.1
Minority interests		(1.4)		(1.3)		7.6		6.3

Profit for the period		150.9		134.9		22.5		157.4
Dividends	6	(132.1)		(126.1)		—		(126.1)

Profit retained		18.8		8.8		22.5		31.3

Earnings per ordinary share	5	8.18	p	7.33	p	1.22	p	8.55	p

Adjusting item—goodwill amortisation		1.84	p	1.98	p	0.03	p	2.01	p

Earnings per ordinary share before goodwill amortisation	5	10.02	p	9.31	p	1.25	p	10.56	p

Diluted earnings per ordinary share	5	8.17	p					8.53	p
Adjusting item—goodwill amortisation		1.84	p					2.00	p

Diluted earnings per ordinary share before goodwill amortisation	5	10.01	p					10.53	p

Dividends per ordinary share	6	7.177	p					6.835	p

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account

for the nine months ended 31 December 2002

		Nine months ended 31 December 2002
	Notes	Continuing operations 2002		Discontinued operations 2002		Total 2002
		£m		£m		£m
Turnover: group and share of joint ventures and associates		3,809.9		26.7		3,836.6
Less: share of turnover in joint ventures		(17.1)		—		(17.1)
Less: share of turnover in associates		(0.5)		—		(0.5)

Group turnover	2	3,792.3		26.7		3,819.0
Cost of sales		(2,335.7)		(11.4)		(2,347.1)

Gross profit		1,456.6		15.3		1,471.9
Transmission and distribution costs		(391.0)		—		(391.0)
Administrative expenses (including goodwill amortisation)		(434.1)		(1.3)		(435.4)
Other operating income		17.2		—		17.2

Operating profit before goodwill amortisation		754.0		14.0		768.0
Goodwill amortisation		(105.3)		—		(105.3)

Operating profit	2	648.7		14.0		662.7
Share of operating profit in joint ventures		3.6		—		3.6
Share of operating profit in associates		0.2		—		0.2

Profit on ordinary activities before interest		652.5		14.0		666.5
Net interest and similar charges
—Group		(175.8)		(3.0)		(178.8)
—Joint ventures		(4.6)		—		(4.6)

		(180.4)		(3.0)		(183.4)

Profit on ordinary activities before goodwill amortisation and taxation		577.4		11.0		588.4
Goodwill amortisation		(105.3)		—		(105.3)

Profit on ordinary activities before taxation		472.1		11.0		483.1
Taxation	4	(146.3)		(3.4)		(149.7)

Profit after taxation		325.8		7.6		333.4
Minority interests		(4.1)		—		(4.1)

Profit for the period		321.7		7.6		329.3
Dividends	6	(397.3)		—		(397.3)

Loss retained		(75.6)		7.6		(68.0)

Earnings per ordinary share	5	17.46	p	0.41	p	17.87	p
Adjusting item—goodwill amortisation		5.71	p	—		5.71	p

Earnings per ordinary share before goodwill amortisation	5	23.17	p	0.41	p	23.58	p

Diluted earnings per ordinary share	5					17.83	p
Adjusting item—goodwill amortisation						5.70	p

Diluted earnings per ordinary share before goodwill amortisation	5					23.53	p

Dividends per ordinary share	6					21.531	p

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account

for the nine months ended 31 December 2001

		Nine months ended 31 December 2001
	Notes	Continuing operations 2001		Discontinued operations 2001		Exceptional item- discontinued operations 2001		Total discontinued operations 2001		Total 2001
		£m		£m		£m		£m		£m
Turnover: group and share of joint ventures and associates		4,146.1		646.7		—		646.7		4,792.8
Less: share of turnover in joint ventures		(15.7)		—		—		—		(15.7)
Less: share of turnover in associates		(0.3)		—		—		—		(0.3)

Group turnover	2	4,130.1		646.7		—		646.7		4,776.8
Cost of sales		(3,075.7)		(407.9)		—		(407.9)		(3,483.6)

Gross profit		1,054.4		238.8		—		238.8		1,293.2
Transmission and distribution costs		(371.3)		(25.9)		—		(25.9)		(397.2)
Administrative expenses (including goodwill amortisation)		(356.5)		(125.1)		—		(125.1)		(481.6)
Other operating income		40.1		2.2		—		2.2		42.3
Utilisation of Appliance Retailing disposal provision		—		13.2		—		13.2		13.2

Operating profit before goodwill amortisation		476.5		105.0		—		105.0		581.5
Goodwill amortisation		(109.8)		(1.8)		—		(1.8)		(111.6)

Operating profit	2	366.7		103.2		—		103.2		469.9
Share of operating profit in joint ventures		0.8		—		—		—		0.8

		367.5		103.2		—		103.2		470.7
Loss on disposal of and withdrawal from
Appliance Retailing before goodwill write back		—		—		(105.0)		(105.0)		(105.0)
Goodwill write back		—		—		(15.1)		(15.1)		(15.1)

Loss on disposal of and withdrawal from Appliance Retailing	3	—		—		(120.1)		(120.1)		(120.1)

Profit/(loss) on ordinary activities before interest		367.5		103.2		(120.1)		(16.9)		350.6
Net interest and similar charges
—Group		(247.1)		(30.5)		—		(30.5)		(277.6)
—Joint ventures		(5.2)		—		—		—		(5.2)

		(252.3)		(30.5)		—		(30.5)		(282.8)

Profit/(loss) on ordinary activities before goodwill amortisation and taxation		225.0		74.5		(120.1)		(45.6)		179.4
Goodwill amortisation		(109.8)		(1.8)		—		(1.8)		(111.6)

Profit/(loss) on ordinary activities before taxation		115.2		72.7		(120.1)		(47.4)		67.8
Taxation	4	(25.9)		(38.5)		21.0		(17.5)		(43.4)

Profit/(loss) after taxation		89.3		34.2		(99.1)		(64.9)		24.4
Minority interests		(5.5)		29.6		—		29.6		24.1

Profit/(loss) for the period		83.8		63.8		(99.1)		(35.3)		48.5
Dividends	6	(377.4)		—		—		—		(377.4)

Loss retained		(293.6)		63.8		(99.1)		(35.3)		(328.9)

Earnings/(loss) per ordinary share	5	4.56	p	3.47	p	(5.39	)p	(1.92	)p	2.64	p
Adjusting items—exceptional item		—		—		5.39	p	5.39	p	5.39	p
—goodwill amortisation		5.98	p	0.10	p	—		0.10	p	6.08	p

Earnings per ordinary share before exceptional item and goodwill amortisation	5	10.54	p	3.57	p	—		3.57	p	14.11	p

Diluted earnings per ordinary share	5									2.64	p
Adjusting items—exceptional item										5.38	p
—goodwill amortisation										6.06	p

Diluted earnings per ordinary share before exceptional item and goodwill amortisation	5									14.08	p

Dividends per ordinary share	6									20.505	p

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement

for the nine months ended 31 December 2002

	Nine months ended 31 December
	2002	2001
	£m	£m
Cash inflow from operating activities	929.4	600.4
Dividends received from joint ventures	0.7	6.3
Returns on investments and servicing of finance	(222.8)	(263.9)
Taxation	(142.9)	(75.1)

Free cash flow	564.4	267.7
Capital expenditure and financial investment	(536.0)	(793.6)

Cash flow before acquisitions and disposals	28.4	(525.9)
Acquisitions and disposals	1,805.1	178.4
Equity dividends paid	(390.7)	(370.7)

Cash inflow/(outflow) before use of liquid resources and financing	1,442.8	(718.2)
Management of liquid resources	(375.5)	(238.8)
Financing
—Issue of ordinary share capital	9.0	12.2
—Redemption of preferred stock of PacifiCorp	(5.1)	(69.5)
—(Decrease)/increase in debt	(889.4)	1,067.7

	(885.5)	1,010.4

Increase in cash in period	181.8	53.4

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the nine months ended 31 December 2002

	Nine months ended 31 December
	2002	2001
	£m	£m
Increase in cash in period	181.8	53.4
Cash outflow/(inflow) from decrease/(increase) in debt	889.4	(1,067.7)
Cash outflow from movement in liquid resources	375.5	238.8

Change in net debt resulting from cash flows	1,446.7	(775.5)
Net debt/(funds) disposed	100.0	(51.1)
Foreign exchange movement	332.3	45.1
Other non-cash movements	(3.4)	(105.7)

Movement in net debt in period	1,875.6	(887.2)
Net debt at end of previous period	(6,208.4)	(5,285.1)

Net debt at end of period	(4,332.8)	(6,172.3)

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet

as at 31 December 2002

Notes	31 December 2002	31 December 2001	31 March 2002
£m	£m	£m
Fixed assets
Intangible assets—goodwill	2,276.7	2,678.0	2,658.9
Tangible assets	8,816.0	12,231.7	11,652.3
Investments
—Investments in joint ventures:
Share of gross assets	111.1	111.3	119.3
Share of gross liabilities	(70.1)	(74.8)	(82.4)

41.0	36.5	36.9
—Investments in associates	3.5	5.0	5.2
—Other investments	251.0	245.6	223.5

295.5	287.1	265.6

11,388.2	15,196.8	14,576.8

Current assets
Stocks	191.4	218.7	167.0
Debtors
—Gross debtors	1,785.5	1,575.6	1,448.2
—Less non-recourse financing	(159.5)	(265.5)	(257.4)

1,626.0	1,310.1	1,190.8
Short-term bank and other deposits	946.7	449.7	380.8

2,764.1	1,978.5	1,738.6

Creditors: amounts falling due within one year
Loans and other borrowings	(529.8)	(924.0)	(1,226.8)
Other creditors	(1,767.7)	(1,960.0)	(1,951.9)

(2,297.5)	(2,884.0)	(3,178.7)

Net current assets/(liabilities)	466.6	(905.5)	(1,440.1)

Total assets less current liabilities	11,854.8	14,291.3	13,136.7
Creditors: amounts falling due after more than one year
Loans and other borrowings	(4,749.7)	(5,698.0)	(5,362.4)
Provisions for liabilities and charges
—Deferred tax	(1,255.2)	(1,637.7)	(1,691.2)
—Other provisions	(631.0)	(719.0)	(713.8)

(1,886.2)	(2,356.7)	(2,405.0)
Deferred income	(535.9)	(546.8)	(551.2)

Net assets	2	4,683.0	5,689.8	4,818.1

Called up share capital	927.5	925.9	926.3
Share premium	2,261.9	3,750.5	2,254.1
Revaluation reserve	44.0	214.6	45.5
Capital redemption reserve	18.3	18.3	18.3
Merger reserve	406.4	406.4	406.4
Profit and loss account	952.3	192.0	1,080.8

Equity shareholders’ funds	4,610.4	5,507.7	4,731.4
Minority interests (including non-equity)	72.6	182.1	86.7

Capital employed	4,683.0	5,689.8	4,818.1

Net asset value per ordinary share	5	247.9	p	297.1	p	254.8	p

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 5 February 2003 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Quarterly Accounts

for the nine months ended 31 December 2002

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors’ Report and Accounts for the year ended 31 March 2002.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2002 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these quarterly Accounts are detailed in Note 11.

2 Segmental information

(a) Turnover by segment

			Three months ended 31 December
			Total turnover		Inter-segment turnover		External turnover

	Notes		2002	2001	2002	2001	2002	2001
			£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations UK Division—Integrated Generation and Supply			623.7	614.1	(8.1)	(9.7)	615.6	604.4
Infrastructure Division—Power Systems			175.8	168.5	(92.6)	(103.2)	83.2	65.3

United Kingdom total—continuing operations							698.8	669.7

United States—continuing operations
US Division
PacifiCorp	(i	)	596.6	619.3	(0.5)	—	596.1	619.3
PPM	(i	)	79.5	19.4	(2.4)	—	77.1	19.4

United States total—continuing operations							673.2	638.7

Total continuing operations							1,372.0	1,308.4

United Kingdom—discontinued operations
Southern Water			—	108.2	—	(0.2)	—	108.0
Thus			—	75.3	—	(6.3)	—	69.0
Appliance Retailing			—	1.5	—	—	—	1.5

United Kingdom total—discontinued operations							—	178.5

Total	(ii	)					1,372.0	1,486.9

			Nine months ended 31 December
			Total turnover		Inter-segment turnover		External turnover
	Notes		2002	2001	2002	2001	2002	2001
			£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			1,489.2	1,525.4	(24.7)	(29.1)	1,464.5	1,496.3
Infrastructure Division—Power Systems			490.7	469.0	(258.9)	(291.5)	231.8	177.5

United Kingdom total—continuing operations							1,696.3	1,673.8

United States—continuing operations
US Division
PacifiCorp	(i	)	1,892.7	2,392.9	(2.2)	—	1,890.5	2,392.9
PPM	(i	)	210.5	63.4	(5.0)	—	205.5	63.4

United States total—continuing operations							2,096.0	2,456.3

Total continuing operations							3,792.3	4,130.1

United Kingdom—discontinued operations
Southern Water			26.7	321.2	—	(0.7)	26.7	320.5
Thus			—	216.1	—	(22.2)	—	193.9
Appliance Retailing			—	133.9	—	(1.6)	—	132.3

United Kingdom total—discontinued operations							26.7	646.7

Total	(ii	)					3,819.0	4,776.8

(b) Operating profit/(loss) by segment

			Three months ended 31 December
	Note		Before goodwill amortisation 2002	Goodwill amortisation 2002	2002	Before goodwill amortisation 2001	Goodwill amortisation 2001	2001
			£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			47.4	(1.0)	46.4	23.1	(1.2)	21.9
Infrastructure Division—Power Systems			95.1	—	95.1	91.6	—	91.6

United Kingdom total—continuing operations			142.5	(1.0)	141.5	114.7	(1.2)	113.5

United States—continuing operations
US Division
PacifiCorp	(i	)	165.0	(33.0)	132.0	180.5	(35.2)	145.3
PPM	(i	)	9.6	—	9.6	(2.3)	—	(2.3)

United States total—continuing operations			174.6	(33.0)	141.6	178.2	(35.2)	143.0

Total continuing operations			317.1	(34.0)	283.1	292.9	(36.4)	256.5

United Kingdom—discontinued operations
Southern Water			—	—	—	52.2	—	52.2
Thus			—	—	—	(10.6)	(0.6)	(11.2)
Appliance Retailing			—	—	—	—	—	—

United Kingdom total—discontinued operations			—	—	—	41.6	(0.6)	41.0

Total			317.1	(34.0)	283.1	334.5	(37.0)	297.5

			Nine months ended 31 December
	Note		Before goodwill amortisation 2002	Goodwill amortisation 2002	2002	Before goodwill amortisation 2001	Goodwill amortisation 2001	2001
			£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			27.8	(3.6)	24.2	23.5	(3.6)	19.9
Infrastructure Division—Power Systems			265.5	—	265.5	254.4	—	254.4

United Kingdom total—continuing operations			293.3	(3.6)	289.7	277.9	(3.6)	274.3

United States—continuing operations
US Division
PacifiCorp	(i	)	439.9	(101.7)	338.2	206.4	(106.2)	100.2
PPM	(i	)	20.8	—	20.8	(7.8)	—	(7.8)

United States total—continuing operations			460.7	(101.7)	359.0	198.6	(106.2)	92.4

Total continuing operations			754.0	(105.3)	648.7	476.5	(109.8)	366.7

United Kingdom—discontinued operations
Southern Water			14.0	—	14.0	157.4	—	157.4
Thus			—	—	—	(43.4)	(1.8)	(45.2)
Appliance Retailing			—	—	—	(9.0)	—	(9.0)

United Kingdom total—discontinued operations			14.0	—	14.0	105.0	(1.8)	103.2

Total			768.0	(105.3)	662.7	581.5	(111.6)	469.9

(c) Net assets by segment

	Notes	31 December 2002	31 December 2001	31 March 2002
		£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply		852.2	806.5	873.4
Infrastructure Division—Power Systems		2,170.2	2,079.7	2,070.7

United Kingdom total—continuing operations		3,022.4	2,886.2	2,944.1

United States—continuing operations
US Division
PacifiCorp	(i)	6,741.5	7,515.7	7,521.9
PPM	(i)	348.2	256.3	254.1

United States total—continuing operations		7,089.7	7,772.0	7,776.0

Total continuing operations		10,112.1	10,658.2	10,720.1

United Kingdom—discontinued operations
Southern Water		—	2,704.9	2,347.6
Thus		—	493.2	—
Appliance Retailing		—	(4.8)	—

United Kingdom total—discontinued operations		—	3,193.3	2,347.6

Unallocated net liabilities	(iii)	(5,429.1)	(8,161.7)	(8,249.6)

Total		4,683.0	5,689.8	4,818.1

(i) The former ‘PacifiCorp’ segment has been separated into two reporting segments, PacifiCorp, the US regulated business and PPM, the competitive US energy business, which commenced substantive operations during 2001.

(ii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iii) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Exceptional item

An exceptional charge of £120.1 million in the nine months ended 31 December 2001, recognised after operating profit, related to the loss on disposal of and withdrawal from the group’s Appliance Retailing operations. This charge included £15.1 million of goodwill previously written off to reserves.

4 Taxation

The charge for taxation, including deferred tax, for the nine months ended 31 December 2002 reflects the anticipated effective rate for the year ending 31 March 2003 of 25% (2002:21.5%) on the profit before exceptional item, goodwill amortisation and taxation as detailed below:

	Nine months ended 31 December
	2002	2001
	£m	£m
Profit on ordinary activities before taxation	483.1	67.8
Adjusting items—exceptional item before taxation	—	120.1
—goodwill amortisation	105.3	111.6

Profit on ordinary activities before exceptional item, goodwill amortisation and taxation	588.4	299.5

5 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 December		Nine months ended 31 December
	2002	2001	2002	2001
Profit for the period (£ million)	150.9	157.4	329.3	48.5
Basic weighted average share capital (number of shares, million)	1,844.9	1,840.8	1,843.4	1,836.6
Diluted weighted average share capital (number of shares, million)	1,847.3	1,846.4	1,847.3	1,840.8

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net earnings per ordinary share.

(b) The calculation of earnings per ordinary share, on a basis which excludes the exceptional item and goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 31 December
	Continuing operations and Total	Continuing operations	Discontinued operations	Total
	2002	2001	2001	2001
	£m	£m	£m	£m
Profit for the period	150.9	134.9	22.5	157.4
Adjusting item—goodwill amortisation	34.0	36.4	0.6	37.0

Adjusted earnings	184.9	171.3	23.1	194.4

	Nine months ended 31 December
	Continuing operations 2002	Discontinued operations 2002	Total 2002	Continuing operations 2001	Discontinued operations 2001	Total 2001
	£m	£m	£m	£m	£m	£m
Profit/(loss) for the period	321.7	7.6	329.3	83.8	(35.3)	48.5
Adjusting items—exceptional item (net of attributable taxation)	—	—	—	—	99.1	99.1
—goodwill amortisation	105.3	—	105.3	109.8	1.8	111.6

Adjusted earnings	427.0	7.6	434.6	193.6	65.6	259.2

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust for the group’s Sharesave Schemes and Employee Share Ownership Plan):

	31 December 2002	31 December 2001	31 March 2002
Net assets (as adjusted)(£ million)	4,573.1	5,469.9	4,692.5
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,845.1	1,841.1	1,841.9

6 Dividends per ordinary share

The third interim dividend of 7.177 pence per ordinary share is payable on 14 March 2003 to shareholders on the register at 14 February 2003. This dividend, together with the interim dividends already paid, represents total dividends of 21.531 pence per ordinary share for the nine months ended 31 December 2002.

In the previous year, a third interim dividend of 6.835 pence was declared for the quarter ended 31 December 2001, representing total dividends of 20.505 pence per ordinary share for the nine months ended 31 December 2001.

7 Statement of total recognised gains and losses

	Nine months ended 31 December
	2002	2001
	£m	£m
Profit for the period	329.3	48.5
Exchange movement on translation of overseas results and net assets	(458.3)	(83.9)
Translation differences on foreign currency hedging	437.2	—
Tax on translation differences on foreign currency hedging	(40.9)	—

Total recognised gains and losses for the period	267.3	(35.4)

8 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Nine months ended 31 December
	2002		2001
	£m		£m
Profit for the financial period under UK GAAP	329.3		48.5
US GAAP adjustments:
Amortisation of goodwill	105.3		(17.6)
US regulatory net assets	(86.4)		72.6
Pensions	1.6		(1.8)
Depreciation on revaluation uplift	1.5		2.5
Decommissioning and mine reclamation liabilities	(18.6)		(16.8)
PacifiCorp Transition Plan costs	(12.2)		(21.7)
Business combinations	(23.8)		—
FAS 133 adjustment	191.8		64.3
Other	(16.9)		(16.5)

	471.6		113.5
Deferred tax effect of US GAAP adjustments	30.0		(30.3)

Profit for the financial period under US GAAP before cumulative adjustment for C15 and C16 (2001 FAS 133)	501.6		83.2
Cumulative adjustment for C15 and C16 (2001 FAS 133)	141.1		(61.6)

Profit for the financial period under US GAAP	642.7		21.6

Earnings per share under US GAAP	34.86	p	1.18	p

Diluted earnings per share under US GAAP	34.79	p	1.17	p

The cumulative adjustment to the profit under US GAAP for the nine months ended 31 December 2001 of £61.6 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ at 1 April 2001. The cumulative adjustment to profit under US GAAP for the nine months ended 31 December 2002 of £141.1 million (net of tax) represents the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the Derivatives Implementation Group (‘DIG’) under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option–Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract’.

FAS 142 ‘Goodwill and Other Intangible Assets’ was effective for the group from 1 April 2002. In accordance with FAS 142, goodwill is no longer amortised under US GAAP and instead goodwill is subject to an impairment test performed at least annually. The adjustment ‘Amortisation of goodwill’ for the nine months ended 31 December 2002 represents the reversal of amortisation of goodwill charged under UK GAAP. The group has completed its initial transitional goodwill impairment analysis under FAS 142 and has concluded that goodwill is not impaired. The impact of reporting under FAS 142 for the nine months ended 31 December 2001 would have been to increase the profit under US GAAP by £129.2 million to £150.8 million and to increase the earnings per share under US GAAP by 7.03 pence per share to 8.21 pence per share.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	31 December 2002	31 December 2001	31 March 2002
	£m	£m	£m
Equity shareholders’ funds under UK GAAP	4,610.4	5,507.7	4,731.4
US GAAP adjustments:
Goodwill	572.3	1,334.8	572.3
Business combinations	(214.6)	(185.1)	(174.2)
Amortisation of goodwill	15.1	(187.4)	(84.2)
ESOP shares held in trust	(37.3)	(37.8)	(38.9)
US regulatory net assets	900.5	860.4	1,042.8
Pensions	228.3	242.7	222.9
Cash dividends	132.1	126.1	126.1
Revaluation of fixed assets	(54.0)	(229.0)	(54.0)
Depreciation on revaluation uplift	10.0	14.4	8.5
Decommissioning and mine reclamation liabilities	19.9	64.4	60.7
PacifiCorp Transition Plan costs	62.0	93.4	86.9
FAS 133 adjustment	(123.2)	(243.4)	(308.2)
Other	(17.4)	(4.0)	(3.4)
Deferred tax:
Effect of US GAAP adjustments	(302.6)	(287.4)	(316.9)
Effect of differences in methodology	(16.9)	(27.5)	(21.3)

Equity shareholders’ funds under US GAAP	5,784.6	7,042.3	5,850.5

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of changes in the fair value of certain long term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The total FAS 133 adjustment included within equity shareholders’ funds at 31 December 2002 of £123.2 million is offset by a US regulatory net asset of £331.6 million included within ‘US regulatory net assets’ above.

9. Acquisition

On 9 December 2002, PPM completed the acquisition of the Katy gas storage facility and certain other trade and assets from Aquila, Inc. for a cash consideration of approximately £101 million. Provisional fair values have been attributed to the assets and liabilities acquired. As a result, provisional goodwill of £15 million has been recognised in respect of this acquisition. The results of the acquired business in the period from acquisition are not material to the group’s profit for the period.

10 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2001/02 Annual Report and Accounts.

11 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

Nine months ended 31 December
	2002		2001
Average rate for the quarters ending
30 June	$1.46/	£	$1.42/	£
30 September	$1.55/	£	$1.44/	£
31 December	$1.57/	£	$1.44/	£

Closing rate as at 31 December	$1.61/	£	$1.45/	£

The closing rate for 31 March 2002 was $1.42/£.

Independent review report to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Accounts, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2002 and for the nine months ended 31 December 2002.

PricewaterhouseCoopers

Chartered Accountants

Glasgow

5 February 2003